

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2018

David Schilansky
Chief Financial Officer and Chief Operating Officer
DBV Technologies S.A.
177-181 avenue Pierre Brossolette
92120 Montrouge France

  Re: DBV Technologies S.A.
    Form 20-F for the Fiscal Year Ended December 31, 2016
    Filed March 22, 2017
    File No. 001-36697

Dear Mr. Schilansky:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

             Division of Corporation Finance
             Office of Healthcare & Insurance